PROSPECTUS
                                                Filed Pursuant to Rule 424(b)(1)
                                                   Registration Number 333-87969

                                1,775,000 SHARES

                              [CHROMAVISION LOGO]

                       CHROMAVISION MEDICAL SYSTEMS, INC.

                                  COMMON STOCK

                           -------------------------

     This prospectus relates to the public offering, which is not being underwritten, of 1,775,000 shares of our common stock by some of our current stockholders. These stockholders acquired the shares directly from us in a private placement completed on October 7, 1999. We will not receive any proceeds from the sale of these shares.

     The selling stockholders may sell the shares at prices determined by the prevailing market price for the shares or in negotiated transactions. The selling stockholders may also sell the shares to or with the assistance of broker-dealers, who may receive compensation in excess of their customary commissions.

     Our common stock is traded on the Nasdaq National Market under the symbol "CVSN." On October 7, 1999, the last reported sale price of our common stock was $13.625 per share.

                           -------------------------

     BEFORE BUYING ANY SHARES YOU SHOULD READ THE DISCUSSION OF MATERIAL RISKS OF INVESTING IN OUR COMMON STOCK IN "RISK FACTORS" BEGINNING ON PAGE 3.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS OCTOBER 7, 1999.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. It is not complete and does not contain all of the information that you should consider before investing in the shares. You should read the entire prospectus carefully, and you should consider the information set forth under "Risk Factors."

     Some of the information in this prospectus contains forward-looking statements, including statements relating to the anticipated operating results, growth, financial resources, development of new products and markets, obtaining and maintaining regulatory approval, commercial acceptance of new products, expectations regarding competition from other companies and our ability to manufacture and distribute our products. The forward-looking statements are based on assumptions, including assumptions of future events. It is likely that some of the assumptions will prove to be incorrect for reasons which include those set forth under "Risk Factors." The actual results and our financial position will vary from those projected or implied in the forward-looking statements, and the variances may be material.

                                  THE COMPANY

     We develop, manufacture and market an automated cellular imaging system, referred to as the ACIS(TM), which is designed to perform a wide variety of diagnostic tests, including tests for cancer, infectious disease and genetic screening. We have designed the ACIS technology to serve as a tool to assist, rather than replace, the pathologist in generating accurate, quantitative and reproducible results, eliminating the subjectivity associated with current manual methods. On July 28, 1999, the U.S. Food and Drug Administration granted clearance for the use of the ACIS to perform tests using a particular staining method based upon a master validation protocol. The FDA clearance allows us to introduce tests for the ACIS using that staining method without having to apply for additional FDA clearance. Our current test menu for the ACIS includes five tests scheduled to be introduced during the second half of 1999 and additional tests that are in various stages of development.

     The ACIS combines color-based imaging technology with a fully automated, computer-controlled microscope system and is designed to improve the detection, diagnosis and treatment of cellular disease. The ChromaVision ACIS uses internally developed software to detect colored objects, such as stained cells, dramatically better than the human eye and with greater accuracy and sensitivity than automated systems that rely on form-, structure-, size- or shape-based detection. The ACIS detects and counts cells based on color, form and structure. The majority of slide-based tests currently being performed in laboratories already use some form of color to assist in the analysis. The color on a microscope slide is produced by the reaction between common laboratory reagents and the cells of interest. The ACIS relies upon color as the primary means of detecting disease and achieves greater sensitivity than existing methods through its ability to discriminate among up to 256 levels of intensity of any chosen color. The ACIS provides greater specificity than current alternative diagnostic methods.

     ChromaVision submitted data in its FDA filing showing that pathologists using manual microscopy identified the existence of cancer cells in only 56% of the bone marrow samples where early-stage cancer was present. ChromaVision's ACIS, on the other hand, detected cancer cells in over 90% of these cases. The ACIS provides greater specificity, which means the ability to find one diseased cell among other cells, than current alternative diagnostic methods. It is capable of correctly identifying one tumor cell in one hundred million normal cells, allowing the ACIS to be used for the detection of rare events, such as locating early stage cancer cells. The ACIS also is able to produce the same result at a rate approaching 100% upon repeated examinations of the same slide. In addition, the ACIS provides significant labor savings to its users, allowing pathologists to be more productive.

     We have pursued a novel regulatory strategy for the ACIS. This strategy was developed with the FDA to use an approval program known as a master validation protocol that recognizes a class of similar diagnostic tests. The FDA granted clearance for the ACIS to be marketed for use with a class of cellular diagnostic tests using the immunohistochemistry staining method. This strategy eliminates the need to seek clearances for each immunohistochemistry staining test to be performed on the ACIS, meaning that a large number of tests that use this staining method can be developed and marketed.

     The tests that we have targeted take advantage of particular capabilities of the ACIS system, address large, attractive markets and are expected to receive incremental reimbursement beyond the current third party payors reimbursement for manual testing. We have five tests scheduled to be commercialized by the end of 1999.

                               HOW TO CONTACT US

     Our principal executive offices are located at 33171 Paseo Cerveza, San Juan Capistrano, California 92675, and our telephone number is (888) 776-4276. We were incorporated in 1996 in Delaware.

     As used in this prospectus, the terms "we," "us," "our company," and "ChromaVision" mean ChromaVision Medical Systems, Inc.

                                  RISK FACTORS

     In addition to the other information in this prospectus, you should carefully consider the following factors in evaluating an investment in the shares of our common stock.

WE ARE A DEVELOPMENT STAGE ENTERPRISE WITH A HISTORY OF OPERATING LOSSES WHOSE FUTURE PROFITABILITY IS UNCERTAIN.

     We are a development stage enterprise, are only beginning to commercialize the use of the ACIS and have a limited operating history. We will continue to be considered a development stage company until we begin to realize significant revenues. Since our inception in 1993 as a division of XL Vision, Inc., we have incurred losses totaling approximately $28.4 million through June 30, 1999, principally associated with the research and development of our ACIS technology, the conduct of clinical trials, preparation of regulatory clearance filings and other matters related to the commercialization of our system. We hope to begin to realize commercial revenues in the second half of 1999, but will continue to incur losses at least until 2001 or beyond. Delays in completing research and clinical tests, receiving necessary regulatory clearances, establishing a scaled-up manufacturing operation and developing marketing capabilities may significantly limit or prevent our future profitability. We may not be able to achieve profitable operations at any time in the future.

OUR BUSINESS IS HIGHLY DEPENDENT ON MARKET ACCEPTANCE OF THE ACIS, AND IT IS UNCERTAIN WHETHER THE ACIS WILL ACHIEVE THAT ACCEPTANCE.

     We have focused all of our efforts to date on the development of the ACIS and specific diagnostic applications for the ACIS. Our business will depend on the successful development and marketing of these specific applications in order to establish a commercially viable market. The extent of market acceptance and penetration the ACIS may achieve will depend on a number of variables including, but not limited to, the following:

     - the ability of the ACIS to perform as expected,

     - our ability to develop a significant number of tests performed with the ACIS,

     - acceptance by patients, physicians, third party payors and laboratories of the ACIS and the tests performed using it, and

     - the amount of reimbursement by third party payors for tests performed using the ACIS.

     A viable commercial market for ACIS applications may not develop, the ChromaVision ACIS may not perform as expected and adequate reimbursement for tests performed using the ACIS may not be available.

WE WILL REQUIRE ADDITIONAL FINANCING, AND IT IS UNCERTAIN WHETHER THAT FINANCING WILL BE AVAILABLE.

     We currently estimate that our existing capital resources, together with the net proceeds from the private placement, will enable us to sustain operations for at least eighteen months. We have expended and will continue to expend substantial funds for research and development, clinical trials, manufacturing and marketing of our system. Our need for capital will be accelerated if we are delayed in bringing applications to market or we fail to achieve the level of revenues from applications in the time frame contemplated by our business plan. We expect that we will need to seek additional funds through equity or debt financings, collaborative arrangements with third parties and from other sources. Additional financing may not be available on terms acceptable to us, if at all. Our inability to obtain sufficient funds may require us to delay, scale back or eliminate some or all of our development activities, clinical studies and/or regulatory activities or to license to third parties the

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

right to commercialize products or technologies that we would otherwise seek to commercialize ourselves.

AS A DEVELOPMENT STAGE COMPANY, WE HAVE LIMITED MANUFACTURING EXPERIENCE.

     We may encounter significant delays and incur significant unexpected costs in scaling-up our manufacturing operations. In addition, we may encounter delays and difficulties in hiring and training the workforce necessary to manufacture the ACIS in commercial quantities. We may not be able to manufacture the ACIS at a cost or in quantities necessary to make the product commercially viable. The failure to scale-up manufacturing operations successfully, in a timely and cost-effective manner, could have a material adverse effect on our revenues and income.

FDA REGULATIONS AND THOSE OF OTHER REGULATORY AGENCIES CAN CAUSE SIGNIFICANT UNCERTAINTY, DELAY AND EXPENSE IN INTRODUCING NEW APPLICATIONS FOR THE ACIS AND PRESENT A CONTINUING RISK TO OUR ABILITY TO OFFER APPLICATIONS.

     Our products, services and manufacturing activities are subject to extensive and rigorous government regulation in the United States and other countries. In the United States, the Medical Device Amendments to the Federal Food, Drug and Cosmetic Act, and other statutes and regulations, including various state statutes and regulations, govern the testing, manufacture, labeling, storage, recordkeeping, distribution, sale, marketing, advertising and promotion of our products. Our products are subject to similar regulation in other countries. Failure to comply with applicable requirements in the United States or in foreign countries can result in fines, recall or seizure of products, total or partial suspension of production, withdrawal of existing product approvals or clearances, refusal to approve or clear new applications or notices and criminal prosecution.

     - FDA APPROVAL. Prior to commercial distribution in the United States, most medical devices, including our products, must be approved or cleared by the FDA. The process of obtaining required regulatory approval or clearance can be lengthy, expensive and uncertain. Moreover, regulatory clearance or approval, if granted, may include significant limitations on the indicated uses for which a product may be marketed.

     - MARKETING. The FDA actively enforces regulations prohibiting marketing of products for other than research or investigational use without compliance with applicable pre-market clearance provisions. The effect of governmental regulation may be to delay for a considerable period of time or to prevent the marketing and full commercialization of our tests and to impose costly requirements on us. Additional tests to be performed with the ACIS may not receive clearance by the FDA for manufacture and distribution in the United States.

     - SOFTWARE. The FDA also regulates computer software, such as our software technology, that performs the functions of a regulated device or that is closely associated with a given device, such as software for imaging or other devices. The FDA is in the process of re-evaluating its regulation of this software, and we cannot predict the extent to which the FDA will regulate this software in the future. Should the FDA increase its regulation, our software technology could become subject to more extensive regulatory processes and clearance requirements. As a result, we could be required to devote additional time, resources and effort in the areas of software design, production and quality control to ensure compliance. Compliance with more extensive regulatory processes may not be achieved and we may not obtain the necessary clearances for this software on a timely basis, if at all. Delay or failure to achieve any required FDA clearance with respect to this software could have a material adverse effect on our business, income and financial condition.

     - MANUFACTURING. Manufacturers of medical diagnostic devices are subject to strict federal regulations regarding validation and the quality of manufacturing, including periodic FDA
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

       inspections of the manufacturing facilities. Our manufacturing operations, including any expansion of these operations, will continue to be required to comply with these and all other applicable regulations, and with applicable regulations imposed by other governments. Our failure to comply with quality regulation system regulations could result in civil or criminal penalties or enforcement proceedings being imposed on us, including the recall of a product or a "cease distribution" order requiring us to stop placing our products in service or selling our products, as the case may be. Similar results could occur if we were to violate foreign regulations. We are required to be in quality regulation system compliance. We cannot assure you that we will be able to maintain compliance with quality regulation system requirements. The failure to comply with the FDA's quality system regulation could have a material adverse effect on our ability to defend against product liability lawsuits. Furthermore, failure to attain or maintain compliance with the applicable manufacturing requirements of various regulatory agencies would have a material adverse effect on our business, income and financial condition.

     Changes in existing regulations or adoption of new regulations could affect the timing of, or prevent us from obtaining, future regulatory clearance. Additional regulations may be adopted or current regulations may be amended in a manner that will materially adversely affect our profitability.

CONSTANT PRESSURE TO CONTROL HEALTHCARE COSTS COULD RESULT IN THIRD PARTY PAYORS LIMITING REIMBURSEMENT FOR TESTS PERFORMED WITH THE ACIS, WHICH WOULD RESTRICT PRICING, PROFITABILITY AND DEMAND FOR THE TESTS.

     The continued success of the ACIS depends upon its ability to replace or augment existing diagnostic procedures, most, if not all of which, are deemed to be eligible expenses and are covered by the medical insurance industry. Historically, insurance carriers generally have been slow in adopting new procedures as eligible expenses and, specifically, have been slow in agreeing to cover other types of automated microscopy diagnostic procedures. Insurance carriers may not deem the ChromaVision ACIS related procedures to be reimbursable expenses at any time in the future.

     From time to time, Congress has considered restructuring the delivery and financing of healthcare services in the United States. We cannot predict what form of legislation, if any, may be implemented or the effect of this legislation on our business. It is possible that future legislation will contain provisions which may adversely affect our business, operating results and financial condition. It is also possible that future legislation could result in modifications to the nation's public and private healthcare insurance systems, which could negatively affect reimbursement policies, or encourage integration or reorganization of the healthcare delivery system in a manner that could negatively affect us. We cannot predict what legislation, if any, relating to its business or to the healthcare industry may be enacted, including legislation of third party reimbursement, or what effect any of this legislation may have on our business.

OUR STRATEGY FOR THE DEVELOPMENT AND COMMERCIALIZATION OF THE ACIS PLATFORM CONTEMPLATES COLLABORATIONS WITH THIRD PARTIES, MAKING US DEPENDENT ON THEIR SUCCESS.

     We have entered into and intend to continue to enter into corporate collaborations for the development of new applications, clinical collaborations with respect to tests using the ACIS and strategic alliances for the distribution of the ACIS and the tests. We may, therefore, depend upon the success of third parties in performing their responsibilities. We cannot assure you that we will be able to enter into arrangements that may be necessary in order to develop and commercialize our products, or that we will realize any of the contemplated benefits from these arrangements. Furthermore, we cannot assure you that any revenues or profits will be derived from our collaborative and other arrangements.

THE MEDICAL IMAGING TECHNOLOGY MARKET IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE, FREQUENT NEW PRODUCT INTRODUCTIONS AND EVOLVING INDUSTRY STANDARDS.

     The introduction of diagnostic tests embodying new technologies and the emergence of new industry standards can render existing tests obsolete and unmarketable in short periods of time. We expect competitors to introduce new products and services and enhancements to existing products and services. The life cycles of tests using the ACIS, and of the ACIS itself, are difficult to estimate. Our future success will depend upon our ability to enhance our current tests, to develop new tests, and to enhance and continue to develop the hardware and software included in the ACIS, in a manner that keeps pace with emerging industry standards. We cannot assure you that we will be successful in achieving all of these objectives, that we will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these tests, or that we will adequately meet the demands of the marketplace and achieve market acceptance. Our inability to accomplish any of these endeavors will have a material adverse effect on our business, operating results and financial condition.

ANY BREAKDOWN IN THE PROTECTION OF OUR PROPRIETARY TECHNOLOGY, OR ANY DETERMINATION THAT OUR PROPRIETARY TECHNOLOGY INFRINGES ON THE RIGHTS OF OTHERS, COULD MATERIALLY AFFECT OUR BUSINESS.

     Our commercial success will depend in part on our ability to protect and maintain our proprietary technology and to obtain and enforce patents on our technology. We rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We cannot assure you that our efforts will provide meaningful protection for our proprietary technology. We have applied for patents with the U.S. Patent & Trademark Office regarding specific aspects of the ChromaVision ACIS software technology. We cannot assure you that any patent applications we file or have filed will result in the issuance of patents or that any patents issued to us will afford protection against competitors that develop similar technology.

THE MEDICAL DEVICE INDUSTRY HAS BEEN THE SUBJECT OF EXTENSIVE LITIGATION REGARDING PATENTS AND OTHER PROPRIETARY RIGHTS.

     Any claims of infringement by third parties, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. A determination that we are infringing the proprietary rights of others could have a material adverse effect on our products, revenues and income.

WE FACE SUBSTANTIAL EXISTING COMPETITION AND POTENTIAL NEW COMPETITION FROM OTHERS PURSUING TECHNOLOGIES FOR IMAGING SYSTEMS.

     We compete in a highly competitive industry. The current primary source of competition for the ChromaVision ACIS is manual microscopic analysis. Other technologies also compete with the ACIS. Our existing and potential competitors may possess substantially greater resources than us. We cannot assure you that we will be able to compete effectively with existing or potential competitors. We are aware of at least six companies that are developing or have developed similar products for applications that do not directly compete with the current or intended use of the ACIS. These companies may adapt their systems for other applications in order to compete directly with the ChromaVision ACIS.

PRODUCT LIABILITY CLAIMS COULD SUBJECT US TO SIGNIFICANT MONETARY DAMAGE.

     The manufacture and sale of the ChromaVision ACIS entails an inherent risk of product liability arising from an inaccurate, or allegedly inaccurate, test or diagnosis. Although we maintain product liability insurance and have not experienced any material losses to date, the ACIS has not been widely used and we cannot assure you that we will be able to maintain or acquire adequate product liability insurance in the future. Any product liability claim against us could have a material adverse effect on our revenues and income.

OUR ABILITY TO MAINTAIN OUR COMPETITIVE POSITION DEPENDS ON OUR ABILITY TO ATTRACT AND RETAIN HIGHLY QUALIFIED MANAGERIAL, TECHNICAL AND SALES AND MARKETING PERSONNEL.

     We believe that our continued success depends to a significant extent upon the efforts and abilities of our executive officers. The loss of any of our executive officers or senior managers could have a material adverse effect on our business, operating results and financial condition. We have no employment agreements with these people other than agreements to pay severance benefits under specific circumstances. Furthermore, our anticipated growth and expansion will require the addition of highly skilled technical, management, financial, sales and marketing personnel. Competition for personnel is intense, and our failure to hire and retain talented personnel or the loss of one or more key employees could have a material adverse effect on our business.

RAPID GROWTH MAY PLACE SIGNIFICANT DEMANDS ON OUR PERSONNEL.

     We currently have limited management and administrative resources. If we are successful in implementing our strategy, we may experience a period of rapid growth and expansion which could place significant additional demands on our management and administrative resources. Our management team's failure to manage this potential growth effectively could have a material adverse effect on our business.

SEVERAL AFFILIATED STOCKHOLDERS ARE IN A POSITION TO EXERT SUBSTANTIAL INFLUENCE OVER THE DIRECTION AND POLICIES OF CHROMAVISION WHICH COULD ADVERSELY AFFECT THE INTERESTS OF OTHER STOCKHOLDERS.

     Safeguard Scientifics, Inc. beneficially owns in the aggregate approximately 28% and XL Vision, Inc. beneficially owns in the aggregate approximately 7% of the outstanding shares of our common stock. As a result, these stockholders may be able to prevent corporate transactions such as mergers, consolidations or a sale of substantially all of our assets which might be favorable from the standpoint of us or the other stockholders.

WE HAVE ADOPTED A STOCKHOLDER RIGHTS PLAN AND OTHER ARRANGEMENTS WHICH COULD INHIBIT A CHANGE IN CONTROL AND PREVENT A STOCKHOLDER FROM RECEIVING A FAVORABLE PRICE FOR HIS OR HER SHARES.

     Our board of directors has adopted a stockholders rights plan providing for discounted purchase rights to its stockholders upon specified acquisitions of our common stock. The exercise of these rights is intended to inhibit specific changes of control of our company. Our certificate of incorporation provides for the issuance of shares of preferred stock in amounts, in series and with rights, preferences and privileges as the board of directors determines. The issuance of preferred stock could have the effect of making it more difficult for a party to acquire control of our company. Also, we have entered into agreements with Douglas Harrington, M.D., our Chief Executive Officer and President, and Kevin O'Boyle, our Senior Vice President of Operations and Chief Financial Officer, under which they could receive substantial payments in connection with a change of control of our company. Each of these arrangements could have the effect of preventing stockholders from disposing of their shares at a favorable price in connection with an acquisition of our company.

OUR BUSINESS COULD BE MATERIALLY ADVERSELY IMPACTED BY OUR OWN FAILURE, OR THAT OF OUR SUPPLIERS OR THIRD PARTY PAYORS, TO CORRECT THE PROBLEMS WHICH COULD ARISE AS A RESULT OF THE YEAR 2000 ISSUE.

     We have made substantial efforts to assess and solve all so-called "Y2K" issues in our business. Although we have not yet fixed all of the problems we are aware of in our own operations, we believe that our biggest risk is the failure of key suppliers or third party payors to fix their problems. Any resulting interruption in the supply of important components of our products, disruption of payment from third party payors or any unexpected problems in our own operations could have a material adverse effect on our business.

WE HAVE NEVER PAID CASH DIVIDENDS ON OUR COMMON STOCK.

     We currently intend to retain future earnings for use in our business and, therefore, do not expect to declare or pay any cash or other dividends in the foreseeable future.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements concerning our operations, economic performance and financial condition, including, in particular, our business strategy and means to implement the strategy, our goals, the markets we intend to compete in and the likelihood of our success in developing and expanding our business. These statements are based on a number of assumptions and estimates which are inherently subject to significant risks and uncertainties, many of which are beyond our control and reflect future business conditions which are subject to change. A variety of factors, some of which are set forth under "Risk Factors" in this prospectus, could cause actual results to differ materially from those anticipated and reflected in our forward-looking statements.

     Consequently, all of the forward-looking statements made or incorporated by reference in this prospectus are qualified by these cautionary statements, and you are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis, judgment, belief or expectation only as of the date of this prospectus. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this prospectus or to publicly release the results of any revisions to the forward-looking statements that may be made to reflect events or circumstances after the date of this prospectus. In addition to the disclosure contained in this prospectus, you should carefully review any disclosure of risks and uncertainties contained in other documents we file or have filed from time to time with the Securities and Exchange Commission according to the Securities Exchange Act of 1934, as amended.

                              SELLING STOCKHOLDERS

     We are registering all 1,775,000 shares covered by this prospectus on behalf of the selling stockholders named in the table below. We issued all of the shares to the selling stockholders in a private placement transaction. We have registered the shares to permit the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares from a selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when they deem appropriate.

     The following table sets forth the name of each of the selling stockholders, the number of shares owned by each of the selling stockholders as of September 24, 1999, the number of shares that may be offered under this prospectus and the number of shares of our common stock owned by each of the selling stockholders after this offering is completed. None of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of the shares or other securities of ChromaVision. The number of shares in the column "Number of Shares Being Offered" represent all of the shares that each selling stockholder may offer under this prospectus. We do not know how long the selling stockholders will hold the shares before selling them and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.

                                                   SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                                          OWNED                                 OWNED
                                                    PRIOR TO OFFERING      NUMBER OF        AFTER OFFERING
                                                   --------------------   SHARES BEING   --------------------
           NAME OF SELLING STOCKHOLDER             NUMBER       PERCENT     OFFERED      NUMBER       PERCENT
           ---------------------------             -------      -------   ------------   -------      -------
Caduceus Capital Trust...........................   90,000          *        90,000            0         0
Caduceus Capital II L.P. ........................   40,000          *        40,000            0         0
Closefire Ltd. ..................................   30,000          *        30,000            0         0
Coutts & Co. ....................................    2,582          *         2,582            0         0
Jayvee & Co. c/o the GBC CDN Growth Fund.........  257,000        1.3%       70,000      187,000         *
MAS Funds -- Small Cap Value Portfolio...........  242,060        1.2%      242,060            0         0
Merlin Biomed International Ltd. ................   30,000          *        30,000            0         0
Merlin Biomed L.P. ..............................   40,000          *        40,000            0         0
MSDW SICAV Global Small Cap Equity Fund..........    1,898          *         1,898            0         0
MSDW SICAV Small Cap Equity Fund.................   18,145          *        18,145            0         0
Narragansett.....................................   77,000          *        77,000            0         0
Narragansett Offshore Ltd. ......................   23,000          *        23,000            0         0
Pharma/wHealth FLP...............................   55,000          *        55,000            0         0
Pogue Capital International Ltd. ................   70,000          *        70,000            0         0
Putnam OTC & Emerging Growth Fund................  492,900        2.5%      492,900            0         0
Putnam Variable Trust -- Putnam VT OTC & Emerging
  Growth Trust...................................    7,100          *         7,100            0         0
Roybec & Co. ....................................  140,000          *       140,000            0         0
Roycan & Co. ....................................  117,500          *        60,000       57,500         *
Van Kampen American Value Fund...................  235,315        1.2%      235,315            0         0
Alan J. Weber....................................   50,000          *        50,000            0         0

-------------------------
* Less than 1%

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

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

                                    BUSINESS

INDUSTRY OVERVIEW

     A critical aspect in diagnosing many cancers, infectious diseases and genetic disorders is the detection of abnormal cells or cells and organisms with specific characteristics. This diagnosis is made during a microscopic examination generally performed manually by a trained technologist or pathologist on biological specimens taken from patients, also called manual microscopy. Estimates place the number of diagnostic procedures performed in the United States at over one billion per year. These procedures are performed in approximately 14,200 clinical laboratories in the United States and numerous clinical laboratories worldwide, as well as in hospitals, doctors' offices and research laboratories. Diagnostic and biotechnology companies have responded to the opportunities presented by this large market by developing a growing number of highly specific and increasingly sensitive reagents, used to identify, often in color, targeted cellular characteristics of biological specimens.

     Manual microscopy works well for simple diagnoses and for cases where disease is obvious. However, manual microscopy is highly laborious and subjective, particularly when identifying "rare events" such as finding a few cancer cells in a patient sample containing millions of cells. Among the factors contributing to this subjectivity is the lack of a standardized methodology for both the handling and the staining of the specimen. Once slides are prepared and stained, current diagnostic testing relies on the human eye which, even with the aid of a microscope, has limited ability to discriminate between slight color variations associated with the staining process or to detect differences in the form and structure of cells. As a result, examining cells under this method can result in variations in reportable results, ranging from modest and probably insignificant differences to cases of incorrect diagnoses. Healthcare providers are increasingly seeking more efficient and more accurate methods of disease diagnosis in order to improve patient care and eliminate unnecessary and costly examinations and procedures.

CHROMAVISION'S ACIS

Product Description and Benefits

     The ACIS is able to find specific types of diagnostic cells, count them and determine the amount of critically relevant substances on or in the cells by measuring color intensity at a level of discrimination far exceeding the capabilities of manual microscopy. It then produces high resolution color digital images of the targeted cells, creating a permanent visual archive of the results for use in diagnosis or monitoring of numerous medical conditions. The ACIS is designed to enable a laboratory technician to operate the system using simple "point and click" commands to scan up to 100 patient samples with fully automated, walk-away operation. The system automatically scans the slides, initially at low magnification to identify targeted cells using color characteristics. The ACIS then re-images the targeted cells at a higher power and, using additional color criteria and pattern recognition software, confirms the significance of the targeted cell. Unlike other existing technologies, the end result of slide analysis on the ACIS is the automated location of abnormal cells, quantification of those cells and an image of the abnormal cells displayed on the computer monitor. The system stores the digital images of the targeted cells for scoring and review by the technologist and pathologist at a later time. Once the image is reviewed and accepted, the digital images serve as a permanent record of the patient's sample and test results. The digital image also can be sent electronically for remote review and consultation.

     The visual aspect of the ACIS system has many advantages including enabling the healthcare practitioner to see the actual intact cells containing the diagnostic information needed to guide therapy, rather than just a numeric value indicating size or quantity. In competing technologies, creation of this numeric value destroys the actual specimen being analyzed which prevents further visual review of the specimen and can lead to false positive and false negative results.

     The increased sensitivity of the ACIS allows us to address tests that require rare event detection, such as diagnostic tests for cancer and infectious diseases. Newer therapeutic treatments require more accurate and objective information to guide therapeutic options. It will no longer be enough to interpret a test result as positive or negative. Physicians will need to know how positive or negative a specific sample is, in order to arrive at an accurate clinical decision. We believe that the ACIS will enable us to provide this information accurately, objectively and quickly.

     We offer our customers an entire testing system, including an intelligent, automated microscope, specialized proprietary software, particular staining and slide preparation techniques, training and service. The hardware of the ACIS system includes a computer with a modem and monitor, a digital camera and an Olympus microscope. Ancillary equipment may include a ChromaVision-supplied cover slipper, auto-stainer, slide preparation equipment, hand held bar-code reader, printer and reagents.

     The ACIS is designed to identify many different stains and staining characteristics of cells, thereby enabling the system to be used for a significant number of clinical tests for conditions including cancer, infections and genetic abnormalities. The ACIS system is designed to be easily adapted to work with a significant number of existing FDA approved reagents and stains allowing each new follow-on test for the ACIS to be developed with significant savings in time and resources.

     The ACIS technology has been designed to complement the skills of pathologists by assisting them in generating more accurate, specific and reproducible results and eliminating the subjectivity associated with current manual methods. We expect that the ACIS will enable healthcare providers to improve the accuracy and consistency of patient diagnoses, enhance overall patient outcomes and lower healthcare costs.

Regulatory Status

     On July 28, 1999, the FDA granted a broad 510(k) clearance for the use of the ACIS to perform multiple tests using a staining method called immunohistochemistry. Immunohistochemistry is widely used in the diagnosis or monitoring of numerous medical conditions, including cancer and infectious diseases. This method involves the use of antibodies and stains to create color reactions enabling the identification of suspected tumor- or virus-producing cells.

     The master validation protocol approval process uses a prototype application to demonstrate the method to be used for validation and indicates how follow-on applications will be validated. Then, as new applications using that method are developed, they are internally validated and documented at our company according to FDA guidelines. This process of validation significantly accelerates the development and commercialization of new applications as well as dramatically decreases the time and cost associated with achieving regulatory compliance.

Testing Menu

     The FDA clearance of the ACIS for performing tests using a particular staining method is expected to enable us to commercialize new tests quickly without further FDA filings. We have developed five tests for the ACIS that are scheduled for introduction during the second half of 1999. We are continuing to develop a pipeline of new tests, some of which have already been successfully evaluated in feasibility studies. The following is a description of the five tests scheduled to be commercialized by the end of 1999.

     - MICROMETASTASES IN BONE MARROW. This is a test for early detection of cancer that involves finding minute quantities of cancer cells in bone marrow. The presence of these cells, which

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

       have spread from the primary tumor, has been shown to be an early indicator of cancer. Testing for small quantities of cancer cells also can be used to monitor the progress of the disease and to provide required information in connection with stem cell and bone marrow transplants. This test takes advantage of the enhanced sensitivity of the ACIS. Clinical trials with respect to this test have been completed, and it is ready for commercial release.

     - HER2/NEU. This is a test that measures excess quantities of the HER2/neu protein, which is associated with more aggressive breast cancer, faster disease progression and shorter overall survival. Candidates for the new cancer drug Herceptin(R), which has recently been approved by the FDA and developed and marketed by Genentech, Inc., are required to be tested for overexpression of HER2/neu. Currently, the test is performed using manual microscopy, and a pathologist or laboratory assigns a score to the result in order to determine if Herceptin will be prescribed. This subjective procedure produces a significant variation of results among individual laboratories and pathologists. HER2/neu testing performed using the ACIS in conjunction with the recently released HercepTest(TM) developed by DAKO Corporation has achieved greater than 90% reproducibility and is expected to substantially improve the standardization of test results. We have a joint development and marketing agreement with DAKO Corporation for a tissue-based testing system, which includes HercepTest. Clinical trials with respect to this test have been completed, and it is ready for commercial release.

     - CYTOMEGALOVIRUS ANTIGENEMIA (CMV). This is a quantitative test for CMV, an infectious disease that can cause blindness or death in newborns or immune-compromised patients, such as AIDS or transplant patients. Currently, our test is in clinical trials at the University of Texas MD Anderson Cancer Center and the University of California at Los Angeles.

     - ESTROGEN AND PROGESTERONE RECEPTORS (ER/PR). These are two tests which are always performed concurrently on a patient specimen and are used to determine the appropriate therapy and prognosis for breast cancer patients by using proteins which bind specifically to estrogen and/or progesterone. When present in breast and other cancers, ER and PR predict response to hormonal therapy and prognosis. Currently, our ER/PR test is in clinical trials at the University of Southern California.

     - MICROMETASTASES IN TISSUE. This is a test similar to micrometastases in bone marrow that also is used to detect early stage cancer. Currently, our micrometastases in tissue test is in clinical trials at the University of Vermont.

     We believe that the ACIS has the potential to become a valuable tool in the detection and treatment of a large number of additional diseases and medical conditions.

CORPORATE STRATEGY

     Our goal is to establish the ACIS as the preferred imaging platform for diagnostic applications in the healthcare industry. To implement this strategy, we intend to:

     - take advantage of the flexibility of both the ACIS platform and the nature of its FDA clearance to develop and commercialize numerous cancer and infectious disease tests, including five tests scheduled for introduction during the second half of 1999;

     - continue to build a direct sales and marketing organization which will be focused on educating the pathology community about the benefits of the ACIS system;

     - offer the ACIS to customers on a fee-per-use basis in which the fee is based on the number of tests run on the system, thus avoiding capital expenditure issues that can make generating sales difficult;

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

     - establish higher reimbursement levels for tests performed using the ACIS under established incremental payment codes applicable to computerized image analysis; and

     - continue to collaborate with leaders in the pathology community to assist us in developing new tests for the ACIS and enhance our marketing and distribution capabilities.

There is considerable uncertainty as to whether these strategies can be implemented successfully, and we cannot assure investors that we will be successful in doing so.

COLLABORATIONS

     We have and will continue to use collaborations to assist in further developing our test menu and enhancing our marketing and distribution capabilities. We collaborate with researchers at prestigious hospitals, centers of excellence and major laboratories that assist with clinical studies. Currently, eight of our tests are undergoing clinical trials at the following institutions:

     - Alfigen, the Genetics Institute

     - Cambridge University

     - Genzyme Genetics

     - Mayo Clinic -- Rochester

     - UCLA

     - University of Pittsburgh

     - University of Texas MD Anderson Cancer Center

     - University of Vermont and State Agricultural College

     - USC Kenneth Norris Cancer Center

     We also enter into application-specific collaborations that will focus on integrating reagents with the ChromaVision ACIS platform in a manner which provides an entire testing system to the customer. We have entered into agreements with two companies for the application of their tests on the ACIS.

     In October 1998, we entered into an agreement to jointly develop, market and sell a tissue-based system with DAKO Corporation. The introductory application will be HercepTest, an FDA-cleared diagnostic that is used to identify breast cancer patients likely to respond to the recently cleared drug Herceptin developed by Genentech. DAKO has primary responsibility for account management, reagents, autostainers and contract management, and we have primary responsibility for providing our expertise with respect to the ACIS. In addition, in October 1997, we entered into an exclusive, worldwide distribution and development agreement with Sigma Diagnostics, Inc. for a potential screening test for Down syndrome, known as Triple Plus(TM).

     The development of new tests to be performed using the ACIS is important to our success. In order to mitigate the risk that any one test will not be successfully developed, we maintain a pipeline of tests in a prioritized cue so that if any one test is not successfully developed, we can move other tests up in priority. As an example of this, the clinical trials for Triple Plus have taken longer than expected and some preliminary data indicate that the test may not be as strong a predictor of Down syndrome as had been expected. While we are still evaluating the data and the implications for the commercial release of the test, we are concentrating more of our efforts on other tests that presently show more promise.

SALES AND MARKETING

     The ACIS will be offered under an arrangement in which the customer pays only on the basis of the number of tests performed. Because we will continue to own the ACIS, there is no need for a large initial capital expenditure by any clinical customer. Rather than selling the systems, our fee-per-use strategy removes any capital equipment acquisition barrier to new system sales, shortens our sell-cycle and yields very attractive margins over time. The customer will be charged on a fee-per-use basis determined by the specific test being run. The anticipated fee-per-use charges for the five tests scheduled for release in 1999 range from approximately $50 to $140, although those prices could change based on a number of facts, including the amount of third-party reimbursements for the tests. The customer will also be committed to minimum monthly payments for the use of ACIS. Systems may be sold to research centers that do not offer tests commercially and in foreign countries where the fee-per-use payment model is not feasible because of the structure of the healthcare system.

     As of July 31, 1999, our sales and marketing organization consisted of seventeen people, including five direct sales people and four field service specialists in the United States and five direct sales people and two field service specialists in Europe. We have entered into an agreement with an independent distributor to market the ACIS in Italy and are in discussions with potential distributors for the Scandinavian and the Benelux countries. The direct sales force is marketing the ACIS in the rest of Western Europe.

     There is a high level of interest in micrometastases in Europe, and we have entered into agreements with two prominent academicians: Ingo J. Diel, M.D., Associate Professor of Medicine at University Hospital at Heidelberg, and Klaus Pantel, M.D., Ph.D., Associate Professor of Medicine and Head of the Micrometastases Research Laboratory at the University of Munich Institute of Immunology. Both of them will be studying the detection of micrometastases using the ACIS and will be working with us to increase awareness and acceptance of the ACIS technology within the medical and scientific communities in Europe.

     Our customers include pathologists and clinical laboratories. Our targeted customers can be classified into four groups:

     - UNIVERSITY MEDICAL CENTERS. These medical centers include transplant and oncology centers and research centers of excellence as well as AIDS specialty, pre-natal specialty and women's hospitals.

     - COMMERCIAL LABORATORIES. These laboratories which have a national presence or specialized focus include Quest Diagnostics Incorporated, Specialty Laboratories Inc., Impath Inc., BIS Laboratories and Laboratory Corporation of America.

     - PHARMACEUTICAL COMPANIES. These companies benefit by using the ACIS in the drug development process. In addition, the ACIS may assist in directing the treatment protocol for patients to pharmaceutical companies' new therapeutics, such as the HercepTest and Herceptin.

     - RESEARCH INSTITUTIONS. These institutions include the governmental sanctioned groups such as The National Cancer Institute, The National Institutes for Health and the Center for Disease Control as well as cancer cooperative groups such as the American College of Obstetrics and Gynecology.

     ACIS systems have been placed in research settings and clinical trial sites in the United States and in Europe. These placements have allowed us to assess the performance of the system, customer training programs and technical service capabilities.

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

REIMBURSEMENT STRATEGY

     Our reimbursement strategy is to pursue the use of specific existing medical billing codes, known as CPT codes, that qualify for reimbursement to hospital laboratories and to pathologists from Medicare and from private carriers at rates incrementally above that for manual microscopy. These CPT codes are established by the American Medical Association and each code is associated with a specific medical service. The U.S. Healthcare Finance Administration, known as HCFA, has established predetermined payment amounts for the Medicare program based on these specific codes. Private insurers also use the CPT codes to make decisions with regard to reimbursement. The codes that we have identified relate specifically to the use of image analysis in the testing process and are not available to providers who use only manual microscopy to analyze patent specimens. A number of independent reimbursement consultants, the reimbursement directors at a major U.S. cancer center and two national independent laboratories, the American Medical Association CPT coding committee and HCFA have reviewed the ACIS testing process and acknowledged that these incremental codes should apply for the reimbursement of tests using the ACIS.

     To date, we have only limited experience with reimbursement and, while we have received assurances from experts that higher reimbursement will be available for our tests, there remains significant uncertainty. Reimbursement at these levels may not be achieved.

INTELLECTUAL PROPERTY

     We file patent applications to protect technology, innovations and improvements that we consider important to the development of our business. We have filed ten patent applications with the U.S. Patent and Trademark Office regarding specific aspects of the ChromaVision ACIS software technology. In July 1999, we were issued a notice of allowance on the method of "scoring" cells performed by the ACIS. We also rely on trade secrets and proprietary know-how that we seek to protect in part through confidentiality agreements with our employees and consultants. Litigation may be necessary in order to enforce any patents that are issued from these applications, to protect trade secrets or know-how we own or to determine the enforceability, scope and validity of the proprietary rights of others.

COMPETITION

     Although the predominant method of cell-based diagnostics today is traditional manual microscopic analysis performed by pathologists, there are companies engaged in the development of cell-based diagnostic imaging systems that could compete with the ACIS. Our company is often compared to companies manufacturing automated microscope systems because the hardware components are similar. Some of these companies use form-, structure-, size- or shape-based detection together with color for cell identification, but these companies' products do not discriminate among as many variations of the same color as the ACIS. We believe that our proprietary color-based image analysis, the multi-use potential of the ACIS, the significant speed and specificity of our tests and ACIS' proprietary software distinguish our company from these other companies.

     Additional sources of competition include alternative diagnostic testing methods such as flow cytometry, polymerase chain reaction, referred to as PCR, and fluorescent in-situ hybridization, referred to as FISH. Flow cytometry involves separating individual cells in blood and analyzing them based on results obtained by passing a beam of light through the cells at very high speed. PCR involves rapidly replicating small quantities of genetic material to permit analysis by detecting color or electrical charge. Both methods have the disadvantages of destroying the patient sample in the process of analysis and yielding a large number of false positive results. The pathologist has to draw conclusions from data produced by the flow cytometry or PCR process, as opposed to actually seeing the cells of interest. Flow cytometry has not proven to be specific enough for applications such as

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

micrometastases, which involves finding a very small number of cancer cells in a large population of cells. FISH involves using fluorescent antibodies to tag genetic material, either DNA or RNA, and analyzing the result by counting the points of light. Because fluorescence emits a very weak signal, use of the FISH method is very slow as compared to the ACIS, is tedious and requires substantial pathologist time to both define areas of interest within the specimen and then manually count the fluorescent signals emitted.

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

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information as of August 1, 1999 regarding our executive officers and directors.

                  NAME                    AGE                      POSITION
                  ----                    ---                      --------
Douglas S. Harrington, M.D. ............  46    Chief Executive Officer, President and Director
Kenneth D. Bauer, Ph.D. ................  47    Vice President and Chief Science Officer
Kevin C. O'Boyle........................  42    Senior Vice President of Operations and Chief
                                                  Financial Officer
Diethart Reichardt......................  56    Vice President of International Business
                                                  Development and Operations
Michael G. Schneider....................  48    Vice President of Manufacturing and Service
Patricia Sisson.........................  45    Senior Vice President of Marketing, Sales and
                                                  Strategic Planning
Jose de la Torre-Bueno, Ph.D. ..........  50    Vice President of Research and Development
John S. Scott, Ph.D. ...................  48    Chairman of the Board of Directors
Richard C.E. Morgan.....................  54    Director
Mary Lake Polan, M.D., Ph.D. ...........  55    Director
Charles A. Root.........................  66    Director
Thomas R. Testman.......................  62    Director

     Douglas S. Harrington, M.D. has been a Director of ChromaVision since 1996. Dr. Harrington has served as ChromaVision's Chief Executive Officer since December 1996 and President since December 1998. Prior to joining ChromaVision, Dr. Harrington served as Chairman and President of Strategic Business Solutions, Inc., a privately held company specializing in the commercialization of biotechnology, and as a principal in Douglas S. Harrington and Associates, a strategic consulting firm. From 1992 to 1995, Dr. Harrington served as President of Nichols Institute, a publicly traded health care laboratory services provider, now part of Quest Diagnostics, Inc., a publicly traded laboratory services provider. Prior to 1992, Dr. Harrington held various management positions within Nichols Institute including Vice President of Operations and Medical Director. Dr. Harrington currently sits on the board of directors, advisory boards, or scientific advisory boards of several other related health care and medical device companies. Dr. Harrington also is Associate Professor of Clinical and Anatomic Pathology at the University of Nebraska Medical Center and has authored over 80 peer-reviewed publications. He received his Bachelor of Arts degree with distinction and a medical degree from the University of Colorado. Professional affiliation memberships include the American Medical Association, the American Society of Clinical Pathology, the College of American Pathologists and the International Academy of Pathology. Dr. Harrington is a Director of Pacific Biometrics, Inc. and Merge Technologies, Inc.

     Kenneth D. Bauer, Ph.D. has been Vice President and Chief Science Officer since August 1997. From 1992 until he joined us, Dr. Bauer was Senior Scientist in the Immunology Division and head of Cytometry for Genentech, Inc. a publicly traded biotechnology company. Prior to Genentech, Bauer was Associate Professor of Pathology at Northwestern University Medical School and Director of the Quantitative Cytology Laboratory at the Northwestern Memorial Hospital in Chicago, Illinois. He has authored more than 90 scientific publications and served as Associate Editor of Cytometry for the Journal of the Society of Analytical Cytology for ten years. Dr. Bauer has been a member of the scientific advisory boards for several public companies and served on scientific review sections for the National Institutes of Health, Department of Energy, and National Aeronautics and Space Administration. He is currently an Adjunct Professor of Pathology and Laboratory Medicine at the

University of Pennsylvania School of Medicine and a subcommittee member of the National Committee for Clinical Laboratory Standards.

     Kevin C. O'Boyle has been Vice President and Chief Financial Officer of ChromaVision since December 1996 and Senior Vice President of Operations since January 1999. From 1990 to 1994, Mr. O'Boyle was the Chief Financial Officer and from 1994 to 1996, he was Senior Vice President of Operations for Albert Fisher North America, a publicly traded international food processor and distributor. From 1984 to 1990, Mr. O'Boyle served as the Vice President and Controller of American Cablesystems, a publicly traded cable television firm. He previously held various accounting positions on the audit and tax staff with Pannell, Kerr & Forster, a public accounting firm.

     Diethart Reichardt has been Vice President of International Business Development and Operations of ChromaVision since January 1998. Previously, Mr. Reichardt spent more than twenty years with Allergan, Inc., a publicly traded provider of therapeutic eye care. Mr. Reichardt held various senior management positions including Corporate Vice President and head of the Global Optical, Consumer and Over-the-Counter Division.

     Michael G. Schneider has been Vice President of Manufacturing and Service since June 1996. From 1995 to May 1996, Mr. Schneider was Vice President of Manufacturing at Kodak Health Imaging Systems, Inc. From 1993 to 1995, Mr. Schneider was Director of Worldwide Service at Kodak's Customer Service Division. From 1990 to 1993, Mr. Schneider was Manager of Services Support at Kodak's Health Science Division. Mr. Schneider has twenty-four years of experience in manufacturing and service management.

     Patricia Sisson has been Vice President of Marketing of ChromaVision since December 1997 and Senior Vice President of Sales, Marketing and Strategic Planning since January 1999. From 1995 to 1997, Ms. Sisson was Vice President of Marketing at Quest Diagnostics, Inc. From 1986 to 1995, Ms. Sisson served as Vice President of Marketing at Nichols Institute and Vice President of Marketing and Sales for Nichols Institute Diagnostics, a reference laboratory. In addition, Ms. Sisson spent more than a decade with Beckman Instruments, Inc. in product and marketing management roles. Ms. Sisson is a licensed medical technologist certified by the American Society of Clinical Pathology.

     Jose de la Torre-Bueno, Ph.D. has been Vice President of Research and Development since February 1999 and Senior Applications Engineer since July 1998. Prior to joining us, Dr. Torre-Bueno was engaged as a consultant to Tower Technologies in Encinitas, California. In 1982, he founded American Innovision, an image analysis company that configured complete application systems, designed and built software and hardware. He acted as Owner, President, and VP of Research and Development for American Innovision until its sale to Oncor Instrument Systems in 1992. He remained with Oncor for three years after the sale as Senior Scientist and Research and Development Manager. Dr. Torre-Bueno has been an inventor on two issued patents and one pending patent, and has assigned the rights for two additional inventions to ChromaVision.

     John S. Scott, Ph.D. has been a Director of ChromaVision since 1996. Dr. Scott is Chairman of the Board and Chief Executive Officer of XL Vision, Inc., a technology and business incubator of highly differentiated, high-value imaging technology businesses. Dr. Scott has been Chairman of ChromaVision's board since March 1996. Prior to founding XL Vision, Inc., from 1991 until July 1993, Dr. Scott was President of Lenzar Electro-Optics, Inc., a manufacturer of imaging devices. Dr. Scott has a Ph.D. in both physics -- turbulence and particle acceleration, associated space-borne instrumentation, plasma physics and electro-optical sensor system development -- and astrophysics. He has designed and developed scanners for a wide range of media types including intelligence imagery, microfiche, microfilm, fingerprint cards, aerial photos, voter registration cards, and medical x-rays.

     Richard C.E. Morgan has been a Director of ChromaVision since 1996. Mr. Morgan is Managing Partner of Amphion Capital Management LLC, a private equity and venture capital firm and the successor to Wolfensohn Partners, L.P. Mr. Morgan served as Managing General Partner of Wolfensohn Partners, L.P. from 1986 to 1998. Mr. Morgan is also Chairman of Axcess, Inc., a public company that manufactures and distributes RFID security systems, and chairman of Quidel Corp., a manufacturer and distributor of rapid diagnostic tests. From 1990 to 1996, Mr. Morgan was the Chairman of MediSense, Inc., a manufacturer and distributor of blood glucose biosensors. Mr. Morgan is also a Director of Celgene Corp. and Indigo N.V.

     Mary Lake Polan, M.D., Ph.D. has been a Director of ChromaVision since 1998. Dr. Polan is Professor and Chairman of the Gynecology and Obstetrics Department at Stanford University. From 1985 to 1990, she served as Associate Professor at Yale University School of Medicine. Dr. Polan also has held professorial positions at Hunan Medical College in the People's Republic of China and Pahlavi University in Shiraz, Iran. Dr. Polan has served on committees of the Institute of Medicine, the National Institutes of Health, and the United States Department of Health and Human Services. Dr. Polan is a Director of American Home Products Corp. and Quidel Corp. and holds board positions at numerous other medical corporations. Dr. Polan is currently Chair of the Scientific Advisory Board on Women's Health and Hygiene at the Proctor & Gamble Company.

     Charles A. Root has been a Director of ChromaVision since 1996. Mr. Root served as Executive Vice President of Safeguard Scientifics, Inc., a company that develops and operates emerging growth information technology companies, from 1986 until his retirement in 1998. Mr. Root is a Director of Tangram Enterprise Solutions, Inc.

     Thomas R. Testman has been a Director of ChromaVision since 1998. Mr. Testman is a business consultant. Mr. Testman retired from his position as Managing Partner with Ernst & Young, an international auditing, accounting and consulting services firm in October 1992 after 30 years of continuous service. During his tenure, he held the position of National Director of Management Consulting Services, was Western Regional Director of Health Care Services, and engaged in management consulting during various periods. During 1998, Mr. Testman served as interim Chief Executive Officer for Techniclone Corporation, a cancer drug developer, and in 1997 served as Interim Chief Executive Officer for Covenant Care, Inc., a skilled nursing care company. He also formerly served as a Director of Nichols Institute, a publicly held laboratory company that was sold to Corning, Inc. in 1994. Mr. Testman is a Director of Techniclone Corporation and Minimed, Inc. and serves as a Director of six privately held health care companies.

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

                              PLAN OF DISTRIBUTION

     The selling stockholders may sell the shares from time to time. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made through the automated quotation system of the Nasdaq National Market on the facilities of any national exchanges on which the common stock is then traded or, at prices and at terms then prevailing or at prices related to the then current market price, or in privately negotiated transactions. The selling stockholders may effect these transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

     - a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

     - purchases by a broker-dealer as principal and resale by a broker-dealer for its account under this prospectus,

     - an exchange distribution in accordance with the rules of an exchange,

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

     - in privately negotiated transactions.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the amendment or supplement will disclose:

     - the name of each selling stockholder and of the participating broker-dealer(s),

     - the number of shares involved,

     - the price at which the shares were sold,

     - the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable,

     - that a broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

     - other facts material to the transaction.

     In addition, upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

     The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned shares, or upon a default the broker-dealer may sell the pledged shares under this prospectus.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both.
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

Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act of 1933, as amended, in connection with sales of the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

     The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

     We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act. The selling stockholders have agreed to indemnify specific persons, including broker-dealers and agents, against specific liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

                                 LEGAL MATTERS

     Gibson, Dunn & Crutcher LLP, Los Angeles, California, will pass on the validity of our common stock being registered.

                                    EXPERTS

     The balance sheets of ChromaVision Medical Systems, Inc. (a development stage enterprise) as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows of ChromaVision Medical Systems, a development stage enterprise and a division of XL Vision, Inc., for the period from January 1, 1996 through March 27, 1996, and ChromaVision Medical Systems, Inc. for the period from March 28, 1996 (incorporation) through December 31, 1996, and for the years ended December 31, 1997 and 1998 and for the cumulative development stage from April 1, 1993 (inception) through December 31, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy the Registration Statement on Form S-3 of which this prospectus is a part (File No. 333-87969), as well as reports, proxy statements and other information filed by us, at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Securities and Exchange
Commission: 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can obtain copies of this material from the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You can call the Securities and Exchange Commission at 1-800-732-0330 for information regarding the operations of its Public Reference Room. The Securities and Exchange Commission also maintains a World Wide Web site at http:\\www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants like our company that file electronically.

     The Securities and Exchange Commission allows this prospectus to "incorporate by reference" other information that we file with the Commission, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and replace this information. We incorporate by reference the documents listed below and any future filings made by us with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we have sold all of the securities that we have registered:

          1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998, including information in our Proxy Statement in connection with our 1999 Annual Meeting of Stockholders;

          2. Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1999 and June 30, 1999;

          3. Our Current Reports on Form 8-K filed on March 12, 1999 and July 2, 1999;

          4. The description of our common stock contained in our Registration Statement on Form 8-A filed June 19, 1997, and all amendments filed for the purposes of updating that description.

     The reports and other documents that we file after the date of this prospectus will update and supersede the information in this prospectus.

     If you make a request for this information in writing or by telephone, we will provide you without charge, a copy of any or all of the information incorporated by reference in the registration statement of which this prospectus is a part. Requests for this information should be submitted in writing to:
ChromaVision Medical Systems, Inc., 33171 Paseo Cerveza, San Juan Capistrano, California 92675, (888) 776-4276, Attn: President.

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  YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE
NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE SELLING STOCKHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY SHARES OF CHROMAVISION MEDICAL SYSTEMS, INC. COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE CHROMAVISION COMMON STOCK.

                           -------------------------

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Prospectus Summary..................    1
Risk Factors........................    3
Forward-Looking Statements..........    8
Selling Stockholders................    9
Use of Proceeds.....................    9
Business............................   10
Management..........................   17
Plan of Distribution................   20
Legal Matters.......................   21
Experts.............................   21
Where You Can Find More
  Information.......................   22

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                                1,775,000 SHARES

                              [CHROMAVISION LOGO]

                                  CHROMAVISION
                             MEDICAL SYSTEMS, INC.

                                  COMMON STOCK
                         ------------------------------
                                   PROSPECTUS
                         ------------------------------
                                OCTOBER 7, 1999

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